THOMAS M. TAYLOR & CO.
                                 201 Main Street
                           Fort Worth, Texas 76102-3131
                                  817/390-8869



Mr. Jeffery Grade
Harnischfeger Industries
3600 South Lake Dr.
St. Francis, WI 53235-3716


                                 April 6, 1999


Dear Mr. Grade:

As you know, we have been shareholders of Harnischfeger for almost one year and presently own over 8% of the Company. We are not happy with the Company's performance and believe you should be actively seeking ways to reverse the situation. A recently published Business Week ranking of corporations in the S&P 500 underscores just how bad the Company's performance has been. According to that ranking, the decline in Harnischfeger's stock price in the recent past has earned the Company the distinction of the worst performer in the S&P 500 in total shareholder returns over the latest one-year and three-year periods (Business Week, March 29, 1999). Furthermore, the Company received a performance grade of "F" in all of the eight performance areas evaluated in this survey.

We think that the role of the CEO and the board of directors is considerably heightened in difficult times such as Harnischfeger is experiencing, and that it is imperative in such times that all tangible strategic options be thoroughly reviewed. We are deeply concerned that you and the Harnischfeger Board may be neglecting your fiduciary duty, particularly with respect to the evaluation of a recent offer that the Company received from another company in the industry.

Our investment style is to make sizeable, long-term investments in public corporations, and to carefully monitor our investments throughout their duration. In the course of our involvement with Harnischfeger, we have had extensive dialogue with management, other Harnischfeger shareholders and a number of the Company's customers, competitors and suppliers. Recently, when we approached one of the companies in a related business field, we learned that this company had made numerous advances to Harnischfeger regarding a strategic combination, and had extended a premium offer to purchase the company, subject to due diligence. We understand that the Company has not moved forward, nor has taken any action, regarding this proposal. We also understand that the Company presently is contemplating a transaction that would make a merger or acquisition very difficult or impossible to accomplish. This is very disturbing.

We do not understand on what basis you and the Harnischfeger Board are evaluating the current proposal, and the potentially significant synergies it could offer. Currently, we know that no independent directors have yet met with any officials of the offeror. You and members of the Harnischfeger Board, of course, must realize the extent of your fiduciary duty in such situations; yet the lack of responsiveness to date leaves me questioning the standards to which the actions of you and the Harnischfeger Board have been subjected. We would assume that the Company or its advisors, if they have not already, intend to undertake a complete examination of the value that could be delivered to Harnischfeger shareholders through a combination of the two companies, and compare that value to the value of Harnischfeger's other alternatives. Any other approach, it would seem, fails to address the underlying issues.

We would like to meet with all of the non-management members of the Harnischfeger Board over the next few days. The purpose of the meeting is to hear the Board's appraisal of the merger proposal and to understand the time frame for the Board's decisionmaking. We also would like to hear of any other opportunities that the Company is reviewing, including the transaction referred to above. Finally, we would like to share our own assessment of the potential value inherent in the proposed strategic merger, which we believe to be consistent with the views of many of Harnischfeger's large shareholders.

I will call you tomorrow to arrange a meeting.

Sincerely,



Thomas M. Taylor


cc:    The Harnischfeger Board of Directors